UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON FEBRUARY 2, 2011

DATE, TIME, AND PLACE:

February 2, 2011, at 11:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-President of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors.- Directors. Absent by justified reasons Mr. José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo - Directors. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Executive Officer, to act as the Secretary.

SUMMARIZED FACTS: The Company’s Board of Directors (a) acknowledge of the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, related to the fiscal year ended on December 31, 2010 (b) approved (i) the Company’s Financial Statements related to the fiscal year ended on December 31, 2010, together with the Management’s Report, the balance sheet, the statements of profit and loss, cash flows, changes in the shareholders’ equity and the added value and Explanatory Notes; (ii) the proposal of destination to the Company’s results related to the fiscal year ended on December 31, 2010; and (iii) the Tax Credit Realization Technical Study, for the purposes of item I, Art. 2, Circular # 3171, of December 30, 2002, of the Central Bank of Brazil; (c) acknowledged the resignation of Mr. João Roberto Gonçalves Teixeira from the position of Company’s Vice-President Executive Officer; (d) approved the correction of the calendar for the Board of Directors´s meetings for 2010, only and exclusively related the meeting to be held on February 28, 2011 which will be amended on March 1, 2011 and (e) acknowledged the Company’s economic financial results related to January, 2011.

This is a true transcript of the original drafted in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 02, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer